

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 10, 2007

By Facsimile and U.S. Mail

Mr. Robert A. Cohan
President and Chief Executive Officer
Aspen Exploration Corporation
2050 S. Oneida Street, Suite 208
Denver, Colorado 80224-2426

> **Re: Aspen Exploration Corporation**
> **Form 10-KSB for the Fiscal Year Ended June 30, 2006**
> **Filed October 12, 2006**
> **Form 10-QSB for the Quarterly Period Ended March 31, 2007**
> **Filed May 15, 2007**
> **Response Letter Dated April 27, 2007**
> **Response Letter Dated June 15, 2007**
> **File No. 000-09494**

Dear Mr. Cohan:

        We reviewed your responses to our prior comments on the above referenced filing as set forth in your letter dated June 15, 2007 and have the following additional comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-KSB for the year ended June 30, 2006

Item 8A. Controls and Procedures, page 29

1.   We note your response to comment three of our letter dated May 25, 2007. Please revise this disclosure to indicate whether there were changes in your internal control as of the last fiscal quarter rather than subsequent to the date of evaluation. In this manner, it appears that you are referencing a dated rule. Under the final rules, a company must disclose any change in its internal control over financial reporting that occurred during the fiscal quarter covered by the

quarterly report, or the last fiscal quarter in the case of an annual report, that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting. Refer to Final Rule: Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports shown on our website at http://www.sec.gov/rules/final/33-8238.htm#P288_85636.

2.   We note your response to comment seven of our letter dated May 25, 2007. It appears that your co-owners are advancing you amounts for future capital expenditures whereby the cash advances are classified as a source of cash within operating activities and the subsequent capital expenditures are classified as a use of cash within investing activities. Please clarify if the co-owners have recourse in the event you expend the advancements for purposes other than continued investment in the related projects. Please tell us if you considered alternate classification on your statements of cash flows with respect to the cash advances from co-owners, such as a source of cash within investing activities.

Form 10-QSB for the quarterly period ended March 31, 2007

Item 3. Controls and Procedures, page 22

3.   We note that you state that your disclosure controls and procedures were effective to ensure that information required to be disclosed is recorded, processed, summarized, and reported within the time periods specified. Please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you filed or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure. Please refer to Exchange Act Rule 13a-15(e).

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief